UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Keithley Instruments, Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
487584 10 4
(CUSIP Number)
Joseph P. Keithley
28775 Aurora Road
Solon, Ohio 44139-1891
(440) 248-0400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 8, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	487584 10 4	Page	2	of	6

1.	NAMES OF REPORTING PERSONS: I.R.S. Identification Nos. of Above Persons (entities only): Joseph P. Keithley

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7.	SOLE VOTING POWER:

NUMBER OF		2,831,276

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH REPORTING	9.	SOLE DISPOSITIVE POWER:
PERSON WITH
2,831,276

	10.	SHARED DISPOSITIVE POWER:

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,831,276

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.35%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	487584 10 4	Page	3	of	6

1.	NAMES OF REPORTING PERSONS: I.R.S. Identification Nos. of Above Persons (entities only): Keithley Investment Co. Limited 34-1581748 Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7.	SOLE VOTING POWER:

NUMBER OF		1,954,816

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH REPORTING	9.	SOLE DISPOSITIVE POWER:
PERSON WITH
1,954,816

	10.	SHARED DISPOSITIVE POWER:

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,954,816

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.41%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	487584 10 4	SCHEDULE 13D	Page	4	of	6
     This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) relates to the common shares, without par value (the “Common Shares”), of Keithley Instruments, Inc., an Ohio corporation (the “Company”), and is primarily filed to reflect changes to the initial Schedule 13D dated April 12, 1988 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D dated February 5, 1990 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D dated March 9, 1991 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D dated November 15, 1997 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D dated February 27, 2004 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D dated March 9, 2009 (“Amendment No. 5”), and Amendment No. 6 to Schedule 13D dated March 12, 2009 (“Amendment No. 6” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Prior Amendments”), as a result of the entry into an agreement providing for the purchase of Common Shares by one of the reporting persons listed therein. Except as otherwise reflected in this Amendment No. 7, there have been no material changes to the information contained in the Original 13D, as amended by the Prior Amendments (the “Schedule 13D”).
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Item 3 of the Schedule 13D is hereby amended as follows:
          The shares reported as acquired under Item 5 below in open market transactions were acquired using an aggregate of $39,678.74 of personal funds of JPK. JPK did not borrow any funds to purchase any of the shares.
ITEM 4. PURPOSE OF TRANSACTION
     Item 4 of the Schedule 13D is hereby amended as follows:
          On December 8, 2009, JPK entered into a Rule 10b5-1 trading plan to purchase common shares of the Company on the open market at prevailing market prices and subject to maximum price thresholds specified in the plan over a period of approximately seven months. JPK does not expect to purchase more than an aggregate of $200,000 in shares under the plan.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5 of the Schedule 13D is hereby amended as follows:
          The following table shows the number and percentage of Common Shares beneficially owned by each of the Investors and by the Investors as a group as of January 7, 2010.

Name	Common Shares		Percent of Class

Family Partnership	1,954,816	(1)	12.41%
JPK	2,831,276	(2)	17.35%
Investors as a group	2,831,276		17.35%

(1)	Represents 1,954,816 Common Shares issuable upon the conversion of 1,954,816 Class B Shares.

(2)	Includes (a) 1,954,816 Common Shares issuable upon the conversion of 1,954,816 Class B Shares owned by the Family Partnership, (b) 46,062 Common Shares issuable upon the conversion of 46,062 Class B Shares owned by the Joseph F. Keithley 1988 Family Trust, an Ohio trust of which JPK is trustee, (c) 130,000 Common Shares issuable upon the conversion of 130,000 Class B Shares, (d) 564,150 Common Shares subject to options that are currently exercisable or that are exercisable within 60 days from the date of this Amendment No. 7, and (e) 2,448 Common Shares owned by JPK’s wife. JPK disclaims beneficial ownership of the Common Shares owned by his wife.

CUSIP No.	487584 10 4	SCHEDULE 13D	Page	5	of	6
          All holders of Class B Shares are entitled to convert any or all of their Class B Shares into Common Shares at any time on a share-for-share basis. Each Class B Share is entitled to ten votes on all matters presented for a vote to the shareholders of the Company. Accordingly, the Investors are entitled to exercise 62.70% of the voting power on all matters presented for a vote to the shareholders of the Company, including the election of directors.
          Except as otherwise described in this Amendment No. 7 or the open market purchases that have occurred under the Rule 10b-5(1) trading plan dated December 8, 2009 set forth in the table below, the Investors have not engaged in any transactions in the Common Shares or the Class B Shares in the past 60 days:

Date	Number of Shares Acquired	Market Price

12/14/09	500	$4.43
12/14/09	500	$4.46
12/15/09	500	$4.15
12/15/09	800	$4.20
12/15/09	12	$4.22
12/21/09	100	$4.30
12/21/09	400	$4.33
12/21/09	500	$4.35
12/22/09	806	$4.30
12/22/09	500	$4.25
12/28/09	500	$4.45
12/28/09	500	$4.46
12/29/09	200	$4.50
12/29/09	200	$4.51
12/29/09	300	$4.53
12/29/09	500	$4.54
01/04/10	100	$4.63
01/04/10	1,000	$4.77
01/05/10	699	$4.70
01/05/10	300	$4.72
ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Item 6 of the Schedule 13D is hereby amended as follows:
          On December 8, 2009, JPK entered into a Rule 10b5-1 trading plan to purchase common shares of the Company on the open market at prevailing market prices and subject to maximum price thresholds specified in the plan over a period of approximately seven months. JPK does not expect to purchase more than an aggregate of $200,000 in shares under the plan.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     1. Agreement among the Investors to file a joint statement on Schedule 13D
     2. Trading Plan, dated December 8, 2009, between Joseph P. Keithley and Thomas Weisel Partners

CUSIP No.	487584 10 4	SCHEDULE 13D	Page	6	of	6
SIGNATURES
     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct as of January 7, 2010.

KEITHLEY INVESTMENT CO. LIMITED PARTNERSHIP, an Ohio limited partnership
By:	/s/ Joseph P. Keithley
Joseph P. Keithley, its sole general partner

/s/ Joseph P. Keithley
Joseph P. Keithley